SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _______________________

                                   FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________

Commission File number 0-8493

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    STEWART & STEVENSON 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       STEWART & STEVENSON SERVICES, INC.
                              2707 NORTH LOOP WEST
                              HOUSTON, TEXAS 77008

                              FINANCIAL STATEMENTS

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Stewart & Stevenson 401(k) Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULE


Report of Independent Public Accountants

Item 1. Statement of Net Assets Available for Benefits as of December 31, 1995 and 1994.

Item 2. Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1995 and 1994

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Anderson, LLP
Houston, Texas
June 21, 1996








                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994



                                                                                              1995           1994
                                                                                          -------------    -------

ASSETS:
   Investments, at fair value (Schedule I)-
     Common stock of Stewart & Stevenson Services, Inc.                                   $     778,559    $   326,391
     Mutual funds                                                                             8,358,175      2,187,852
     Money market funds                                                                       1,193,546        232,640
     Participant loans                                                                          286,595         29,048
                                                                                          --------------    ------------
                                                                                             10,616,875      2,775,931
   Receivables-
     Employer contributions                                                                      15,487         10,200
     Participant contributions                                                                   83,145         56,456
                                                                                          --------------    ------------
                                                                                                 98,632         66,656
                                                                                          --------------    ----------
                                     Total assets                                            10,715,507      2,842,587

LIABILITIES:
   Other                                                                                        145,108        264,914
- -------------- ------------                                                               --------------    ----------
                                                                                                145,108        264,914
                                                                                          --------------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                                                         $  10,570,399    $ 2,577,673
                                                                                          =============    ===========


The accompanying notes are an integral part of these financial statements.





                     STEWART & STEVENSON 401(k) SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                                                               1995             1994
                                                                                           -----------        --------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Dividends                                                                            $     570,242    $    50,679
     Interest                                                                                    11,340         22,110
     Realized gain on sale of investments, net                                                   67,565           -
     Unrealized appreciation in fair value of investments, net                                  449,926           -
                                                                                          --------------        -------

                              Total investment income                                         1,099,073         72,789

   Contributions-
     Employer                                                                                   775,269        430,702
     Participant                                                                              4,022,402      2,335,457
     Participant rollovers                                                                    2,490,403        160,357
                                                                                          --------------   ------------

                              Total contributions                                             7,288,074      2,926,516
                                                                                          --------------   ------------

                              Total additions                                                 8,387,147      2,999,305
                                                                                          --------------   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                                                381,017        293,827
   Withdrawals                                                                                   13,404          3,551
   Realized loss on sale of investments, net                                                     -               4,034
   Unrealized depreciation in fair value of investments, net                                     -             120,220
                                                                                          --------------   ------------

                              Total deductions                                                  394,421        421,632
                                                                                          --------------   ------------

NET INCREASE                                                                                  7,992,726      2,577,673

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                          2,577,673         -
                                                                                          --------------   -----------
   End of year                                                                            $  10,570,399    $ 2,577,673
                                                                                          =============    ===========



    The accompanying notes are an integral part of these financial statements.






                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN:

General

The Stewart & Stevenson 401(k) Savings Plan (the Plan), adopted effective January 1, 1994, is a trusted, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc., and its subsidiaries, C. Jim Stewart & Stevenson, Inc., Stewart & Stevenson Power, Inc., Stewart & Stevenson Operations, Inc., Stewart & Stevenson Transportation, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Technical Services, Inc., and Pow-R-Quik Limited. These entities are collectively referred to as "the Company."

Effective September 1, 1994, and November 19, 1994, respectively, the Plan has been amended to include all eligible employees of Creole International, Inc., and Power Application & Mfg. Co.

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The accompanying financial statements for 1994 contain certain reclassifications to conform with the presentation used in 1995.

Plan Administration

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of Stewart & Stevenson Services, Inc. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The Administrative Committee members do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant record keeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the administrative committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, and contributions and distributions for purposes of record keeping.

Participation

Employee participation in the Plan is voluntary. All employees who are at least 21 years of age are eligible to participate in the Plan after completion of one year of service during which 1,000 or more hours are worked.

Investments

The following details the investment options available to each Plan participant:

Fund 1    Merrill Lynch Global Allocation Fund, Inc., Class A (ML Global)
Fund 2 Merrill Lynch Corporate Bond Fund, Inc., Intermediate Term, Class A (ML Corporate)
Fund 3    Merrill Lynch Retirement Preservation Trust (ML Retirement)
Fund 4    AIM Value Fund (AIM)
Fund 5    American Balanced Fund (American)
Fund 6    Stewart & Stevenson Services, Inc., Common Stock (S&S Services)

The Plan's investments are recorded at cost when purchased but are adjusted to market value based upon published data, by the Trustee, for financial reporting purposes. The net change in the difference between market value of the investments on hand at December 31, 1995, and the market value of the investments on hand as of the beginning of the year, is included as unrealized appreciation (depreciation) of investments in the statement of changes in net assets available for benefits. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later.

Contributions

Participants may elect to contribute 1 percent to 15 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined, in any or all six funds. Contributions from employees are recorded in the period in which the Company makes payroll deductions from Plan participants. The matching employer contribution is 25 percent of the first 6 percent of the participant's contribution. Matching contributions from the Company are recorded in the same period as the corresponding employee contributions. Participant and employer contributions are remitted by the employer to the Trustee every two weeks and are credited directly to the participants' employee accounts by the Recordkeeper. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in these six funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 15 percent range as permitted by the Plan. All changes are performed over an automated benefits system.

Participants' Benefits

Participants are fully vested in their participant contributions, rollovers and earnings thereon at all times. Participants shall have a 100 percent vested interest in their employer contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their accounts as follows:

                                           Vested
Years of Vesting Service                  Interest

    Less than 3                               0%
              3                               20
              4                               40
              5                               60
              6                               80
              7 or more                      100

Forfeited employer contributions are applied as a reduction of future employer matching contributions but will be restored to the participants who previously forfeited the contribution upon reemployment within five years of termination.

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

Withdrawals and Loans

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan.

Benefit payments to withdrawing employees are made in lump-sum payments. As of December 31, 1995, the amount payable to persons who have withdrawn from the Plan was $397,504.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The minimum loan is $1,000 and will bear interest at a rate of prime plus 1 percent. Outstanding loans currently bear interest rates from 7 percent to 10 percent. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions.

Recognition of Income and Expenses

Interest income is reported daily on an accrual basis. Plan income or loss is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances. Although not required by the Plan, all administrative expenses relating to the Plan have been paid by the Company.

2.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on September 3, 1994, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 1995 and 1994.

3.  ALLOCATION TO INVESTMENT PROGRAMS:

The following statements reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment funds as of and for the years ended December 31, 1995 and 1994:


      Statement of Net Assets Available for Benefits by Investment Program


                                December 31, 1995


                                                                                                  Part.       Undis.
                                 Fund 1     Fund 2   Fund 3      Fund 4     Fund 5      Fund 6    Loan        Liab.           Total
                                 ------     -------  -------     ------     -----       ------    -------     -----           -----

Assets-
   Investments, at fair value-
     Common stock                $    -     $ -        $ -        $   -      $   -        $778,559  $  -         -          $778,559
     Mutual funds                 2,536,522  650,802     -         3,692,840  1,478,011       -        -         -         8,358,175
     Money market fund                -       -        1,193,546      -          -            -        -         -         1,193,546
     Participant loans                -       -          -            -          -            -     286,595      -          286,595
                                 ---------- --------   ---------  ---------  ---------    -------   --------  ------     -----------
                                  2,536,522  650,802   1,193,546  3,692,840  1,478,011    778,559   286,595      -        10,616,875
Receivables-
     Employer contributions           3,844    1,212      2,038      5,196      1,925      1,272      -          -           15,487
     Participant contributions       19,753    5,948     10,191     27,764      9,773      9,716      -          -           83,145
                                 ----------  --------   --------   --------   --------    -------   -------   ------     -----------
                                     23,597    7,160     12,229     32,960     11,698     10,988      -          -           98,632
                                 ----------- --------  ---------- ---------  ----------   -------   -------   -------    ----------
         Total assets             2,560,119  657,962   1,205,775  3,725,800  1,489,709    789,547   286,595      -       10,715,507

Liabilities-
   Other                             -         -         -          -            -            -         -     145,108       145,108
                                 ----------  --------   ---------  --------  ---------    ------    --------  ---------  -----------
                                     -         -         -          -            -            -         -     145,108       145,108
                                 ----------  --------   ---------  --------  ---------    ------    --------  ---------- -----------

Net assets available for         $2,560,119  $657,962  $1,205,775 $3,725,800 $1,489,709   $789,547  $286,595  $(145,108) $10,570,399
benefits                         ==========  ========  ========== ========== ==========   ========= ========= =========  ===========


      Statement of Net Assets Available for Benefits by Investment Program


                                December 31, 1994


                                                                                                    Part.
                                 Fund 1     Fund 2     Fund 3     Fund 4     Fund 5       Fund 6    Loan       Total
                                 -------    ------     ------     ------     ------       ------    ----       -----

Assets-
   Investments, at fair value-
     Common stock                $   -      $  -       $  -       $  -       $ -          $326,391  $ -        $  326,391
     Mutual funds                 771,631    180,578      -          -         -             -        -           952,209
     Money market fund               -         -        232,640      -         -             -        -           232,640
     Other investments               -         -          -        944,940    290,703        -        -         1,235,643
     Participant loans               -         -          -          -         -             -       29,048        29,048
                                 --------   --------    --------  --------   --------     --------  -------    ----------
                                  771,631    180,578    232,640    944,940    290,703      326,391   29,048     2,775,931
   Receivables-
     Employer contributions         2,840        650      1,198      3,175      1,170        1,167    -            10,200
     Participant contributions     15,819      3,304      6,634     17,837      6,126        6,736    -            56,456
                                 ---------  --------    -------   --------    -------     --------  --------    ---------
                                   18,659      3,954      7,832     21,012      7,296        7,903    -            66,656
                                 ---------  ---------   -------   --------    -------     --------  --------    ---------

                 Total assets     790,290    184,532    240,472    965,952    297,999      334,294   29,048     2,842,587

Liabilities-
   Other                           78,192     18,445     11,043    109,859     24,417       22,958    -           264,914
                                 --------   ---------  --------   --------    -------      -------  --------    ---------

Net assets available for         $712,098   $166,087   $229,429   $856,093   $273,582     $311,336  $29,048    $2,577,673
benefits                         ========   ========   ========   ========   ========     ========  ========   ==========



 Statement of Changes in Net Assets Available for Benefits by Investment Program


                      For the Year Ended December 31, 1995




                                                                                                    Part.      Undis
                                 Fund 1     Fund 2     Fund 3     Fund 4        Fund 5    Fund 6    Loan       Liab           Total
                                 ------     ------     ------     ------        ------    -------   -----      ------         -----

Additions to net assets
attributed to-
 Investment income-
 Dividends                       $196,275   $27,395    $45,506   $ 210,246     $  85,946    $4,874    $  -      $ -        $570,242
 Interest                           2,612       746      1,952       3,390         1,676       964       -        -          11,340
 Realized gain (loss) on
 sale of investments               17,606     2,549        -        43,079         13,963   (9,632)      -        -          67,565
 Unrealized appreciation
(depreciation) in fair
 value of investments             145,154    31,821        -       359,324        109,289 (195,662)      -        -          449,926
                                 --------   -------   ---------    -------      --------- --------- --------- --------   -----------
   Total investment income        361,647    62,511      47,458    616,039        210,874 (199,456)      -        -        1,099,073

    Contributions-
     Employer                     185,889    58,835      98,835    251,926         93,336   86,448       -        -          775,269
     Participant                  953,197   288,481     493,326  1,344,174        473,326  469,898       -        -        4,022,402
     Participant rollovers        569,328   130,368     441,991    716,646        576,178   55,892       -        -        2,490,403
                                 --------   -------   ---------- ---------      --------- --------  --------- --------   -----------
     Total contributions         1,708,414  477,684    1,034,152 2,312,746      1,142,840  612,238       -        -        7,288,074
                                 ---------  -------   ---------- ---------      --------- --------  --------- --------   -----------

     Total additions             2,070,061  540,195    1,081,610 2,928,785      1,353,714  412,782       -        -        8,387,147
                                 ---------  -------   ---------- ---------      --------- --------  --------- --------   -----------

Deductions from net assets
attributed to-
Distributions to participants       34,358   12,113       38,180     63,013        74,497   25,141     2,011    131,704      381,017
   Withdrawals                        -        -             -         -              -       -          -       13,404       13,404
   Loan activity, net               48,082   20,262       55,022     71,413        47,283   17,496   (259,558)    -            -
   Interfund transfers, net        139,600   15,945       12,062    (75,348)       15,807 (108,066)      -        -            -
                                 ---------  -------   ---------- ----------     --------- --------- --------   --------- -----------

    Total deductions               222,040   48,320      105,264     59,078       137,587  (65,429) (257,547)   145,108      394,421
                                 ---------  -------   ---------- ----------     --------- ---------- --------  --------- -----------

Net increase (decrease)          1,848,021  491,875      976,346  2,869,707     1,216,127  478,211   257,547   (145,108)   7,992,726

Net assets available
for benefits-
   Beginning of year               712,098  166,087      229,429    856,093       273,582  311,336    29,048      -        2,577,673
                                 ---------  -------   ---------- ----------     --------- --------  --------  ---------  -----------

   End of year                   $2,560,119 $657,962  $1,205,775 $3,725,800    $1,489,709 $789,547  $286,595  $(145,108) $10,570,399
                                 ========== ========  ========== ==========     ========= ========  ========  ========== ===========



 Statement of Changes in Net Assets Available for Benefits by Investment Program


                      For the Year Ended December 31, 1994



                                                                                                    Part.
                                 Fund 1     Fund 2    Fund 3     Fund 4        Fund 5     Fund 6    Loan      Total
                                 ------     ------    ------     ------        ------     ------    -----     -----
Additions to net assets
attributed to-
   Investment income-
     Dividends                   $ 37,936   $  6,846  $  5,024   $  -           $  -      $    873  $  -      $   50,679
     Interest                         508         11      -        14,487         7,088         16     -          22,110
                                 --------   --------  --------   --------      --------   --------  --------  ----------

     Total investment income       38,444      6,857     5,024     14,487         7,088        889     -          72,789

  Contributions-
     Employer                     128,106     32,189    32,923    141,696        44,997     50,791     -         430,702
     Participant                  688,997    172,214   180,931    769,898       237,244    286,173     -       2,335,457
     Participant rollovers         29,833      5,837    24,413     60,174        27,206     12,894     -         160,357
                                 --------   --------  --------   --------      --------   --------  --------  ----------

     Total contributions          846,936    210,240   238,267    971,768       309,447    349,858     -       2,926,516
                                 --------   --------  --------   --------      --------   --------  --------  ----------

Total additions                   885,380    217,097   243,291    986,255       316,535    350,747     -       2,999,305
                                 --------   --------  --------   --------      ---------  --------  --------  ----------

Deductions from net assets
attributed to-
   Distributions to participants   85,016     22,867    21,876    113,019        26,026     25,023     -         293,827
   Withdrawals                        -        1,086       101        944            79      1,341     -           3,551
   Realized (gain) loss on
    sale of investments             1,215      1,167      -          (13)           130      1,535     -           4,034
   Unrealized depreciation
   in fair value of                58,780      6,492      -         8,401         3,536     43,011     -         120,220
   investments
   Loan activity, net               7,796      1,707     2,415     10,988         3,780      2,362   (29,048)    -
   Interfund transfers, net        20,475     17,691   (10,530)    (3,177)        9,402    (33,861)    -         -
                                 --------   --------  --------   --------      --------   --------  --------  ----------

          Total deductions        173,282     51,010    13,862    130,162        42,953     39,411   (29,048)    421,632
                                 --------   --------  --------   --------      --------   --------  --------  ----------

Net increase (decrease)           712,098    166,087   229,429    856,093       273,582    311,336    29,048   2,577,673

Net assets available for benefits-
  Beginning of year                 -         -          -          -             -          -         -         -
                                 --------   --------  --------   --------      --------   --------  --------  ----------
  End of year                    $712,098   $166,087  $229,429   $856,093      $273,582   $311,336  $ 29,048  $2,577,673
                                 ========   ========  ========   ========      ========   ========  ========  ==========


                                                                     SCHEDULE I
                     STEWART & STEVENSON 401(k) SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995



                                                                          Number of
                                                                          Shares or
                                                                          Principal                         Current
          Identity of Issue                      Description              Amount             Cost            Value
          -----------------                      -----------              ---------          ----           -------
Merrill Lynch Trust Company*           Merrill Lynch Global
                                          Allocation Fund, Inc.,
                                          Class A                            182,747     $   2,436,997   $   2,536,522

Merrill Lynch Trust Company*           Merrill Lynch Corporate Bond
                                         Fund, Inc., Intermediate
                                         Term, Class A
                                                                              55,153           623,888         650,802

Merrill Lynch Trust Company*           Merrill Lynch Retirement
                                         Preservation Trust                1,193,546         1,193,546       1,193,546

AIM Family of Funds                    AIM Value Fund                        137,741         3,340,554       3,692,840

American Funds Group                   American Balanced Fund                104,453         1,369,807       1,478,011

Stewart & Stevenson Services,
   Inc.*                               Common stock                           30,834         1,010,228         778,559

Stewart & Stevenson 401(k) Savings     Participant loans (interest
   Plan*                                  rates ranging from 7% to
                                          10%)*                              286,595           286,595         286,595
                                                                                          ------------   --------------

              Total assets held for investment purposes                                   $10,261,615    $  10,616,875
                                                                                          ===========    =============



* Identified party in interest.



The foregoing notes to the financial statements are an integral part of this schedule.


                                                                    SCHEDULE II

                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                                                             Value of
                                                             Number                                          Asset on
Identity of                                                  of        Purchase     Selling     Cost of      Transaction  Gain
Party Involved           Description                         Trans.    Price**      Price**     Asset        Date         (Loss)
- --------------           -----------                         ------    ----------   -------     ----------   ----------   ----------
Merrill Lynch
Trust Company*           Merrill Lynch Global
                         Allocation Fund, Inc.,              164       $1,939,699   $   -       $1,939,699   $1,939,699   $   -
Merrill Lynch            Class A
Trust Company*           Merrill Lynch Global
                         Allocation Fund, Inc.,              141          -          337,568       333,113      337,568        4,455
Merrill Lynch            Class A
Trust Company*           Merrill Lynch Corporate
                         Bond Fund, Inc., Interm.            146          511,189       -          511,189      511,189       -
Merrill Lynch            Term, Class A
Trust Company*           Merrill Lynch Corporate
                         Bond Fund, Inc., Interm.             82          -           75,335        74,371       75,335          964
                         Term, Class A
Merrill Lynch
Trust Company*           Merrill Lynch Retirement
                         Preservation Trust                  233        1,195,936       -        1,195,936    1,195,936       -
Merrill Lynch
Trust Company*           Merrill Lynch Retirement
                         Preservation Trust                  105          -          235,030       235,030      235,030       -
AIM Family of Funds      AIM Value Fund                      226        2,701,169       -        2,701,169    2,701,169       -
AIM Family of Funds      AIM Value Fund                      124          -          355,672       313,956      355,672       41,716
American Funds Group     American Balanced Fund              182        1,271,489       -        1,271,489    1,271,489       -
American Funds Group     American Balanced Fund               93          -          207,433       195,921      207,433       11,512
Stewart & Stevenson
Services, Inc.*          Common stock                        186          793,805       -          793,805      793,805       -
Stewart & Stevenson
Services, Inc.*          Common stock                         73          -          136,343       152,979      136,343     (16,636)



  * Identified party in interest.
 ** Amounts are net of purchase/selling expenses.


NOTE: This schedule presents all reportable transactions of the Plan for the year ended December 31, 1995.


The foregoing notes to the financial statements are an integral part of this schedule.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee which administers the Stewart & Stevenson 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 27th day of June, 1996.

Stewart & Stevenson 401(k) Savings Plan
Administrative Committee

/s/ Robert L. Hargrave                  /s/ Jack T. Currie
_________________________               _________________________
Robert L. Hargrave                      Jack T. Currie
Member                                  Member


/s/ Donald E. Stevenson                 /s/ David R. Stewart
_________________________               _________________________
Donald E. Stevenson                     David R. Stewart
Member                                  Member


/s/ J. Carsey Manning
_________________________               ________________________
J. Carsey Manning                       Bob H. O'Neal
Member                                  Member